Exhibit 2.3

TAX MATTERS AGREEMENT

Between

TWENTY-FIRST CENTURY FOX, INC.,
FOX CORPORATION,

and

THE WALT DISNEY COMPANY

Dated as of March 19, 2019

TABLE OF CONTENTS

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TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”), dated as of March 19, 2019, by and between TWENTY-FIRST CENTURY FOX, INC., a Delaware corporation (“Remainco”), FOX CORPORATION, a Delaware corporation and a wholly owned subsidiary of Remainco (formerly named New Fox, Inc.) (“FOX”), and THE WALT DISNEY COMPANY, a Delaware corporation (“Disney”).

WITNESSETH

WHEREAS, Remainco has entered into the Amended and Restated Agreement and Plan of Merger dated as of June 20, 2018 between Remainco, Disney, TWDC Holdco 613 Corp. (“Holdco”), WDC Merger Enterprises I, Inc. (“Delta Sub”), and WDC Merger Enterprises II, Inc. (“Wax Sub”) (as it may be amended from time to time prior to the Distribution Date, the “Disney Merger Agreement”), pursuant to which (a) Delta Sub will merge with and into Disney (the “Delta Merger”) and (b) Wax Sub will merge with and into Remainco (the “Wax Merger” and, collectively with the Delta Merger, the “Mergers”);

WHEREAS, Remainco and FOX have entered into the Separation Agreement, dated as of the date hereof (the “Separation Agreement”), pursuant to which, prior to and in connection with the Mergers, Remainco will, and will cause its Subsidiaries to, transfer certain assets, liabilities, subsidiaries and businesses of Remainco and its Subsidiaries to FOX and its Subsidiaries as described in the Separation Agreement (the “Separation”);

WHEREAS, Remainco and 21CF Distribution Merger Sub, Inc. have entered into the Amended and Restated Distribution Agreement and Plan of Merger, dated as of June 20, 2018 (the “Distribution Merger Agreement”), pursuant to which, prior to and in connection with the Mergers, Remainco will distribute the stock of FOX to its shareholders as described in the Distribution Merger Agreement (the “Distribution”);

WHEREAS, Remainco is (and will be until the consummation of the Wax Merger) the publicly-traded parent of a multinational group of corporations (“Remainco Existing Group”) and is (and will be through the date of the Mergers) the common parent of an affiliated group of corporations within the meaning of Section 1504(a) of the Code that files consolidated U.S. federal income Tax Returns (“Remainco Consolidated Group”);

WHEREAS, members of the FOX Group will cease to be members of the Remainco Existing Group as a result of the Distribution and, beginning on the date immediately following the Distribution Date, will cease to file combined, unitary or consolidated Tax Returns with other members of the Remainco Existing Group;

WHEREAS, the Parties intend that, for U.S. federal income tax purposes, (i) the 21CFA Distribution and the Distribution will be distributions to which Section 311(b) of the Code applies; (ii) Remainco will make the Section 336(e) Elections with respect to the Distribution, and (iii) the Mergers, taken together, will qualify as a transaction described in Section 351 of the Code, and the Delta Merger will qualify as a transaction described in Section 368(a)(1)(B) and Section 368(a)(2)(E) of the Code (collectively, the “Intended US Tax Treatment”);

WHEREAS, pursuant to Section 6.02(d) of the Disney Merger Agreement and the Tax Matters Agreement Principles, the Parties thereto have agreed to apportion responsibility for the Hook Stock Tax;

WHEREAS, in contemplation of the Distribution and the Mergers, the Parties desire to enter into this Agreement to provide for the allocation among them of the liabilities for Taxes arising prior to, as a result of and subsequent to the Distribution and the Mergers, and to provide for and agree upon other matters relating to Taxes;

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01.    General. As used in this Agreement, capitalized terms shall have the following meanings:

“21CFA Distribution” means the distribution of Foxcorp Holdings LLC and 21st Century Fox Aircraft Trust by 21st Century Fox America, Inc., pursuant to the Separation.

“After-Tax Basis” means, in relation to any payment made pursuant to this Agreement, a basis such that the amount so payable is increased or decreased, as applicable, to ensure that, after taking into account (x) any related Tax benefit allowable to the recipient and (y) any related Tax cost imposed on the recipient, the recipient of the payment is in the same economic position that it would have been in if the payment or the liability to which such payment relates had not been received or incurred, respectively. For purposes of calculating any Tax benefit or Tax cost, the applicable taxpayer shall be deemed to pay Tax at the highest applicable marginal rate in effect at the time of the payment. With respect to any Tax benefit or Tax cost attributable to additional tax basis or a reduction of tax basis in any depreciable or amortizable asset, which basis, pursuant to applicable law, is deductible in one or more taxable periods, the amount of such Tax benefit or Tax cost shall be the present value of all depreciation or amortization deductions resulting from such additional basis or the present value of the lost depreciation or amortization deductions resulting from such reduction of basis, assuming that (i) such deductions are taken (or would be taken but for the reduction of basis) in the earliest period (or periods) permitted by law and (ii) the recipient is subject to tax in such period (or periods) at the highest applicable marginal rate under the law in effect at the time of such payment.

“Agreement” has the meaning assigned in the preamble hereto.

“Ancillary Agreements” has the meaning assigned in the Separation Agreement.

“ATO” means the Australian Taxation Office.

“Business Day” means any day of the year other than (a) a Saturday or a Sunday or (b) a day on which banks are required or authorized by law to be closed in New York City.

“Closing Date Company Divestiture Tax” has the meaning assigned in Section 5.23(g)(iv) of the Disney Merger Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, and any successor legislation.

“DCL” has the meaning assigned in Section 2.06.

“Delta Merger” has the meaning assigned in the preamble hereto.

“Delta Sub” has the meaning assigned in the preamble hereto.

“Disney” has the meaning assigned in the preamble hereto.

“Disney Group” means New Disney, Disney and any Subsidiary of New Disney or Disney, including, after the consummation of the transactions contemplated by the Disney Merger Agreement, any member of the Remainco Group.

“Disney Merger Agreement” has the meaning assigned in the preamble hereto.

“Distribution” has the meaning assigned in the preamble hereto.

“Distribution Date” means the date of the Distribution.

“Distribution Merger Agreement” has the meaning assigned in the preamble hereto.

“Final Company Divestiture Tax” has the meaning assigned in Section 5.23(g)(iv) of the Disney Merger Agreement.

“Final Company Divestiture Tax Prepayment” has the meaning assigned in Section 5.24 of the Disney Merger Agreement.

“Final Determination” means the final resolution of liability for any Tax for any taxable period by or as a result of (i) a final and unappealable decision, judgment, decree or other order of a court of competent jurisdiction; (ii) a final settlement, compromise or other agreement with the relevant Taxing Authority, an agreement that constitutes a determination under Section 1313(a)(4) of the Code, an agreement contained in an IRS Form 870-AD, a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or a comparable agreement under state, local or foreign Tax law; (iii) the expiration of the applicable statute of limitations (whether for assessment and collection or for refund, as applicable); or (iv) payment of such Tax, if assessed by a Taxing Authority, pursuant to an agreement in writing by FOX and Disney to accept such assessment.

“FOX” has the meaning assigned in the preamble hereto.

“FOX Assets” has the meaning assigned in the Separation Agreement.

“FOX Business” has the meaning assigned in the Separation Agreement.

“FOX Consolidated Group” means the affiliated group of corporations (as defined in Section 1504(a) of the Code), as in existence after the Distribution Date, of which FOX will be the common parent.

“FOX Contribution” means the transfer by Remainco of its right, title and interest in Foxcorp Holdings LLC, Fox Registry, LLC, 21st Century Fox Aircraft Trust, and Roku, Inc. to FOX as described in the Separation Agreement.

“FOX FinCEN Form 114” has the meaning assigned in Section 2.01(f).

“FOX Group” means FOX and any Subsidiary, from time to time, of FOX after the FOX Contribution.

“FOX Hook Stock Tax Contest” has the meaning assigned in Section 5.03(d).

“FOX Separate Returns” has the meaning assigned in Section 2.01(c).

“Governmental Entity” has the meaning assigned in the Separation Agreement.

“GRA” has the meaning assigned in Section 2.06.

“Group” of which a Person is a member means (i) the Remainco Group if the Person is a member of the Remainco Group, (ii) the FOX Group if the Person is a member of the FOX Group and (iii) the Disney Group if the Person is a member of the Disney Group.

“Holdco” has the meaning assigned in the preamble hereto.

“Hook Stock Legal Comfort Closing Condition” means the closing condition provided in Section 6.02(d) of the Disney Merger Agreement, relating to the Hook Stock Tax.

“Hook Stock Tax” has the meaning assigned in Section 5.22(a) of the Disney Merger Agreement.

“Hook Stock Tax Contests” has the meaning assigned in Section 5.03(c).

“Indemnifying Party” has the meaning assigned in Section 4.03.

“Indemnitee” has the meaning assigned in Section 4.03.

“Intended US Tax Treatment” has the meaning assigned in the preamble hereto.

“IRS” means the U.S. Internal Revenue Service.

“Mergers” has the meaning assigned in the preamble hereto.

“Parent” means Remainco with respect to the Remainco Group, FOX with respect to the FOX Group and Holdco with respect to the Disney Group.

“Party” means each of Remainco, FOX and Disney.

“Person” has the meaning assigned in the Separation Agreement.

“Privileged Information” means information, data or any other material obtained prior to the Distribution that is or may continue to be protected from disclosure after the Distribution pursuant to the attorney-client privilege, the work product doctrine, the common interest and joint defense doctrines, Section 7525 privilege or other applicable privileges (including privileges and protections accorded under local laws).

“Refund” shall mean any refund of Taxes, including by means of a credit, offset or otherwise.

“Regulations” means the final, temporary and proposed Treasury regulations promulgated under the Code.

“Remainco” has the meaning assigned in the preamble hereto.

“Remainco Assets” has the meaning assigned in the Separation Agreement.

“Remainco Business” has the meaning assigned in the Separation Agreement.

“Remainco Consolidated Group” has the meaning assigned in the preamble hereto.

“Remainco Consolidated Return” means any consolidated U.S. federal income Tax Return of the Remainco Consolidated Group that includes any member of the FOX Group.

“Remainco DCL” has the meaning assigned in Section 2.06.

“Remainco Existing Group” has the meaning assigned in the preamble hereto.

“Remainco FinCEN Form 114” has the meaning assigned in Section 2.01(f).

“Remainco Group” means Remainco and any Subsidiary of Remainco that is not a member of the FOX Group.

“Remainco Returns” has the meaning assigned in Section 2.01(d).

“Remainco Separate Returns” has the meaning assigned in Section 2.01(c).

“Remainco-FOX Combined Returns” means any combined, unitary, consolidated or other group Tax Return, other than a Remainco Consolidated Return, that includes both a member of the Remainco Group and a member of the FOX Group.

“Section 1.1502-13(f)(5)(ii) Election” has the meaning assigned in Section 2.03.

“Section 336(e) Elections” has the meaning assigned in Section 2.03.

“Separation” has the meaning assigned in the preamble hereto.

“Separation Agreement” has the meaning assigned in the preamble hereto.

“SpinCo Enterprise Value” has the meaning assigned in Section 8.11 of the Disney Merger Agreement.

“Subsidiary” of any Person means (a) a corporation, more than fifty percent (50%) of the voting or capital stock of which is, as of the time in question, directly or indirectly owned by such Person or (b) a partnership, joint venture, association, joint stock company, trust, unincorporated organization or other entity in which such Person, directly or indirectly, owns more than fifty percent (50%) of the equity economic interest thereof or for which such Person, directly or indirectly, has the power to elect or direct the election of more than fifty percent (50%) of the members of the governing body or over which such Person otherwise has control (e.g., as the managing partner of a partnership).

“Tax” means all forms of taxation or duties imposed by any Governmental Entity, or required by any Governmental Entity to be collected or withheld, together with any related interest, penalties or additions.

“Tax Benefit Attribute” means any net operating loss, net capital loss, foreign tax credit, general business credit, film production tax credit, employment investment credit, fuel credit, minimum tax credit or any other similar Tax attribute.

“Tax Matters Agreement Principles” has the meaning assigned in Section 8.11 of the Disney Merger Agreement.

“Tax Package” has the meaning assigned in Section 6.01(b).

“Tax Proceeding” means any audit or other examination by a Taxing Authority and any administrative appeal, alternative dispute resolution process or litigation with respect to Taxes.

“Tax Referee” means an accounting firm of national standing mutually selected by FOX and Disney.

“Tax Return” means any return, declaration, statement, report, form, schedule, information return or other written or electronic information filed or required to be filed with any Governmental Entity relating to Taxes, including any supplements, schedules or attachments thereto, any amendment thereof and any other related or supporting information or data.

“Taxing Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Transaction Tax” has the meaning set forth in Section 5.23(g)(i) of the Disney Merger Agreement.

“True-Up Amount” has the meaning assigned in Section 3.01(b).

“Wax Merger” has the meaning assigned in the preamble hereto.

“Wax Sub” has the meaning assigned in the preamble hereto.

Section 1.02.   Interpretation. The provisions of Section 10.13 of the Separation Agreement with respect to interpretation are incorporated by reference and shall apply to the terms and provisions of this Agreement and the Parties hereto mutatis mutandis.

ARTICLE 2
PREPARATION AND FILING OF TAX RETURNS;
PAYMENT OF TAXES

Section 2.01.    Preparation and Filing of Tax Returns.

(a)    Remainco Consolidated Returns. For each taxable period that begins on or before the Distribution Date and for which Remainco files a consolidated U.S. federal income Tax Return, Remainco (i) shall include all members of the FOX Group that are permitted to be included under applicable law in such Tax Return and (ii) for the avoidance of doubt, shall reflect on such Tax Return all income, gains, losses, deductions, credits and other Tax Benefit Attributes of the members of the FOX Group included in such Tax Return for periods (or portions thereof) during which such members are permitted to be included in such Tax Return. Remainco shall prepare and timely file (or cause to be prepared and timely filed) with the IRS any and all such Remainco Consolidated Returns (including extension requests, and other documents and statements).

(b)    Remainco-FOX Combined Returns. Remainco shall prepare and timely file (or cause to be prepared and timely filed) with the applicable Taxing Authority any Remainco-FOX Combined Returns (including extension requests, and other documents and statements), which shall be prepared consistent with past practice with respect to the member composition of such Tax Returns, except to the extent otherwise required by applicable law.

(c)    Separate Returns. Remainco shall prepare and timely file (or cause to be prepared and timely filed) with the applicable Taxing Authority any other Tax Return not described in Section 2.01(a) or (b) that includes a member of the Remainco Group, any Remainco Assets or any Remainco Business (the “Remainco Separate Returns”). FOX shall prepare and timely file (or cause to be prepared and timely filed) with the applicable Taxing Authority any Tax Return that includes a member of the FOX Group, any FOX Assets or any FOX Business and that does not include any member of the Remainco Group, any Remainco Assets or any Remainco Business or that is described as a FOX Separate Return on Exhibit A (collectively, “FOX Separate Returns”).

(d)    Remainco Returns. Remainco shall have exclusive responsibility for and control of the preparation and filing of Remainco Consolidated Returns, Remainco-FOX Combined Returns and Remainco Separate Returns (collectively, “Remainco Returns”).

(e)    FOX Returns.  FOX shall have exclusive responsibility for and control of the preparation and filing of FOX Separate Returns.

(f)    FinCEN Form 114.  Notwithstanding anything else to the contrary contained in this Agreement, Remainco shall prepare and timely file FinCEN Form 114 (Report of Foreign Bank and Financial Accounts) on behalf of any applicable member of the Remainco Group (the “Remainco FinCEN Forms 114”), and FOX shall prepare and timely file FinCEN Form 114

(Report of Foreign Bank and Financial Accounts) on behalf of any applicable member of the FOX Group (the “FOX FinCEN Forms 114”).  For the avoidance of doubt, Remainco shall not be required to include any member of the FOX Group in any FinCEN Form 114 (Report of Foreign Bank and Financial Accounts).  Each Party shall deliver to the other Party, as soon as practicable, such information and data as the other Party may reasonably request to enable the other Party to satisfy its filing requirements with respect to any Remainco FinCEN Form 114 or FOX FinCEN Form 114, respectively.  For purposes of this Agreement, any Remainco FinCEN Form 114 and any FOX FinCEN Form 114 shall be considered a Remainco Return or a FOX Separate Return, respectively.

Section 2.02.    Allocation and Payment of Taxes.

(a)    Remainco Consolidated Returns and Remainco-FOX Combined Returns. Subject to Section 3.01 and Section 3.02, Remainco shall be liable for and shall pay (or cause to be paid) to the relevant Taxing Authority all Taxes due with respect to or required to be reported on any Remainco Returns.

(b)    FOX Separate Returns.  FOX shall be liable for and shall pay (or cause to be paid) to the relevant Taxing Authority any Taxes due with respect to or required to be reported on any FOX Separate Return.

(c)    Utilization of Tax Benefit Attributes. No Group member that utilizes a Tax Benefit Attribute of a member of the other Group shall be required to compensate or make any payment to such member of the other Group with respect to the utilization of such Tax Benefit Attribute, except in the case of a breach of Section 3.03.

Section 2.03.   Section 336(e) Election. Remainco shall make a timely election under Section 336(e) of the Code (and any corresponding election under state Tax law (each, a “Section 336(e) Election”)) for FOX and for Fox Sports En Español LLC, and shall not make a Section 336(e) Election for any other Subsidiary of FOX. Remainco shall additionally make a timely election under Section 1.1502-13(f)(5)(ii) of the Regulations (and any corresponding election under state Tax law (each, a “Section 1.1502-13(f)(5)(ii) Election”)) with respect to the distribution of equity interests in Fox Sports En Español LLC in connection with the Distribution. FOX shall be responsible for the preparation of any documentation as may be contemplated by applicable Tax law or administrative practice to effect such Section 336(e) Elections and Section 1.1502-13(f)(5)(ii) Election, including (i) written, binding agreements satisfying the requirements of Section 1.336-2(h)(1)(i) of the Regulations, (ii) election statements satisfying the requirements of Sections 1.336-2(h)(5) and (h)(6) of the Regulations, and (iii) election statements satisfying the requirements of Section 1.1502-13(f)(5)(ii)(E) of the Regulations. FOX shall provide drafts of any such documentation to Remainco for its review and comment at least 45 days prior to the due date for filing such documentation. Remainco and FOX shall cooperate in making the Section 336(e) Elections and the Section 1.1502-13(f)(5)(ii) Election.  Notwithstanding anything else to the contrary contained in this Agreement or any other agreement, no Party shall (i) take or permit to be taken any action at any time that could reasonably be expected to jeopardize the effectiveness of the Section 336(e) Elections or the Section 1.1502-13(f)(5)(ii) Election or (ii) take or permit to be taken any position on any Tax Return, in connection with any Tax Proceeding or otherwise, that is inconsistent with the Section

336(e) Elections or the Section 1.1502-13(f)(5)(ii) Election unless otherwise required by a Final Determination or a change in law occurring after the date of this Agreement.

Section 2.04.    336(e) Allocation.

(a)    FOX shall provide Remainco with a proposed determination of the “Aggregate Deemed Asset Disposition Price” and the “Adjusted Grossed-Up Basis” (each as defined under applicable Regulations and calculated using the SpinCo Enterprise Value) and the allocation of such Aggregate Deemed Asset Disposition Price and Adjusted Grossed-Up Basis among the assets of FOX in accordance with the applicable provisions of Section 336(e) of the Code and applicable Regulations (the “Allocation Statement”). FOX shall deliver an initial draft of such Allocation Statement, together with work papers demonstrating the basis for its proposed determination, to Remainco no later than one hundred twenty (120) days after the Distribution Date for Remainco’s review and comment. Remainco shall have the right to review and comment on such draft within the sixty (60) day period after receipt from FOX. FOX and Remainco shall negotiate in good faith to resolve any disputes relating to the Allocation Statement. If FOX and Remainco are unable to resolve any such dispute through good faith negotiations, FOX and Remainco shall promptly submit such dispute to the Tax Referee, which shall promptly, and in any event within thirty (30) days of the receipt of such submission, make a final determination with respect to any disputed items. The Parties shall follow the procedures set forth in Section 5.23(e) of the Disney Merger Agreement for matters submitted to the Tax Referee.

(b)    FOX and Remainco shall file all Tax Returns (including but not limited to IRS Form 8594 and any supplemental or amended IRS Form 8594) consistent with the final Allocation Statement and shall take no contrary position in any Tax Proceeding, unless otherwise required by a Final Determination or a change in law occurring after the date of this Agreement.

Section 2.05.    Change of Taxable Year. If the Remainco Group changes its taxable year for U.S. federal income tax purposes at any time after the Distribution Date, in order to enable FOX to comply with its obligations under Section 2.03, Section 2.04 and Section 6.01(b), (i) Remainco shall promptly notify FOX of such change; and (ii) the Remainco Group shall obtain the maximum extension allowable by law for filing its U.S. federal income tax return.

Section 2.06.    Dual Consolidated Losses and Gain Recognition Agreements. The Parties shall cooperate to avoid (i) causing the Distribution to be a “triggering event” requiring recapture of any dual consolidated loss (within the meaning of Section 1503(d) of the Code and the Regulations thereunder) (“DCL”) for which the Remainco Existing Group has made a “domestic use election” under Section 1.1503(d)-6(d) of the Regulations (a “Remainco DCL”) and (ii) causing the Distribution to be a “triggering event” requiring the recognition of gain pursuant to any gain recognition agreements within the meaning of Section 1.367(a)-8 of the Regulations (“GRAs”) or successor GRAs entered into by the Remainco Existing Group.  Each of Remainco and FOX shall execute and deliver all instruments, information or data (including any required certifications), make all filings, obtain all representations or consents required by the IRS, and take all such other actions (including entering into successor GRAs) as may be required, in each case, in order to enter into one or more “new domestic use agreements” under Section 1.1503(d)-6(f)(2)(iii) of the Regulations with respect to Remainco DCLs and avoid triggering gain with respect to any GRAs entered into by the Remainco Existing Group on or before the Distribution Date or any successor GRAs.

ARTICLE 3
TAX MATTERS

Section 3.01.    Divestiture Tax True-Up.

(a)    If the True-Up Amount is positive then Remainco will pay to FOX, and if the True-Up Amount is negative then FOX will pay to Remainco, within five business days following the date on which the relevant Tax Returns are filed, an amount equal to the absolute value of the True-Up Amount, grossed up so that the total amount received by Remainco or FOX (as applicable), net of any applicable Taxes, equals the True-Up Amount.

(b)    “True-Up Amount” means an amount (which may be positive or negative) equal to the (x) sum of (A) the Closing Date Company Divestiture Tax plus (B) the Final Company Divestiture Tax Prepayment, minus (y) the Final Company Divestiture Tax; provided, that the True-Up Amount (and its constituent parts) shall be determined

(i)       by determining the Assumed State Rate (as defined in the Disney Merger Agreement) consistent with Exhibit B;

(ii)      as if the term Parent (as defined in the Disney Merger Agreement) referred to Holdco;

(iii)     for the avoidance of doubt, by interpreting the term Subsidiary (as defined in the Disney Merger Agreement) without giving effect to any limitation on voting power or control as a result of any consent decree issued by Governmental Entities;

(iv)    for the avoidance of doubt, by treating any disposition described in Exhibit C hereto as a Post-Closing Consent Decree Divestiture (as defined in the Disney Merger Agreement); and

(v)     consistent with Exhibit D.

Section 3.02.    Hook Stock Tax.

(a)    If the Hook Stock Legal Comfort Closing Condition is satisfied pursuant to Section 6.02(d)(i) of the Disney Merger Agreement or deemed satisfied pursuant to Section 6.02(d)(i)(A) of the Disney Merger Agreement, Remainco shall be responsible for 100% of any Hook Stock Tax.

(b)    If the Hook Stock Legal Comfort Closing Condition is deemed satisfied pursuant to Section 6.02(d)(i)(B) of the Disney Merger Agreement, (i) Remainco shall be responsible for 33.33% of the first $750,000,000 of any Hook Stock Tax, and (ii) FOX shall be responsible for 66.67% of the first $750,000,000 of Hook Stock Tax and 100% of any excess of such Hook Stock Tax over $750,000,000.

(c)    If the Hook Stock Legal Comfort Closing Condition is waived by Disney pursuant to Section 6.02(d)(i)(C) of the Disney Merger Agreement, (i) Remainco shall be responsible for 33.33% of the first $750,000,000 of any Hook Stock Tax; (ii) FOX shall be responsible for 66.67% of the first $750,000,000 of Hook Stock Tax; and (iii) Remainco shall be responsible for 100% of any excess of such Hook Stock Tax over $750,000,000.

(d)   If the Hook Stock Legal Comfort Closing Condition is deemed satisfied because Remainco has provided the written notice pursuant to Section 6.02(d)(i)(C) of the Disney Merger Agreement, (i) Remainco shall be responsible for 33.33% of the first $750,000,000 of any Hook Stock Tax, and (ii) FOX shall be responsible for 66.67% of the first $750,000,000 of Hook Stock Tax and 100% of any excess of such Hook Stock Tax over $750,000,000.

(e)    Remainco shall pay any Hook Stock Tax to the relevant Taxing Authority and FOX shall indemnify Remainco for the amount of such Hook Stock Tax, if any, for which FOX is responsible pursuant to this Section 3.02.

Section 3.03.    Use of Tax Benefit Attributes.

(a)    Carrybacks. If a Tax Benefit Attribute arises in any taxable period beginning after the Distribution Date in respect of any Tax Return other than a FOX Separate Return, to the fullest extent permitted under applicable Tax law, the FOX Consolidated Group or the relevant member of the FOX Group, as applicable, shall waive the carryback of such Tax Benefit Attribute.

(b)    Carryforwards. Remainco shall determine and notify FOX (a) of any consolidated carryover item that may be partially or totally allocable to a member of the FOX Group and carried over to a taxable period beginning after the Distribution Date and (b) of subsequent adjustments that may affect such carryover item. Remainco shall determine the allocation of consolidated carryover items in accordance with applicable law. As reasonably requested by FOX, Remainco agrees to provide FOX with copies of any workpapers or other documentation that were used in connection with determining the allocation of consolidated carryover items. FOX shall have the right to review and comment on such allocation within the sixty (60) day period after receipt from Remainco. FOX and Remainco shall negotiate in good faith to resolve any disputes relating to such allocation. If FOX and Remainco are unable to resolve any such dispute through good faith negotiations, FOX and Remainco shall promptly submit such dispute to the Tax Referee, which shall promptly, and in any event within thirty (30) days of the receipt of such submission, make a final determination with respect to any disputed items. The Parties shall follow the procedures set forth in Section 5.23(e) of the Disney Merger Agreement for matters submitted to the Tax Referee.

(c)    Use of Tax Benefit Attributes By Related Persons. No member of any Group shall enter into a transaction after the Distribution Date with the principal purpose or effect of reducing a Tax Benefit Attribute that otherwise could be used or available to another Group, without the prior written consent of the Parent of such other Group.

Section 3.04.    Section 83(h) Matters. Except as otherwise required by applicable law, solely the member of the Group for which the relevant individual is employed at the time or, if such individual is not employed at the time by a member of the Group, solely the member of the Group for which the individual was most recently employed prior to the time of the vesting, exercise, disqualifying disposition, payment or other relevant taxable event that fixes the timing of the applicable income Tax deduction in respect of equity awards and other incentive compensation shall be entitled to claim any such income Tax deduction in respect of such equity awards and other incentive compensation on its respective Tax Return associated with such event.

Section 3.05.   Consistency in Filing Tax Returns.  Unless otherwise required by a Final Determination or a change in law occurring after the date of this Agreement, all Tax Returns of the Remainco Group, the FOX Group, and the Disney Group shall be prepared and filed in a manner consistent with the Intended US Tax Treatment.

Section 3.06.   Certain Taxing Authority Contacts by FOX Group.  No member of the FOX Group shall seek any guidance from the IRS, the ATO or any other Taxing Authority (whether written or oral) at any time concerning the consequences of any transaction occurring prior to, or in connection with, the Mergers that was undertaken by, or that could affect, Remainco, Disney or any of their current or former Subsidiaries without the prior written consent of Remainco, which consent shall not be unreasonably withheld or delayed.

ARTICLE 4
INDEMNITY

Section 4.01.    Indemnification.

(a)    Indemnification by FOX. FOX shall, on an After-Tax Basis, indemnify the Disney Group against and hold the Disney Group harmless from:

(i)       any Taxes of or relating to any FOX Separate Return; and

(ii)      FOX’s share of any Hook Stock Tax pursuant to Section 3.02.

(b)    Indemnification by Remainco. Remainco shall, on an After-Tax Basis, indemnify the FOX Group against and hold the FOX Group harmless from:

(i)      except to the extent such amount relates to FOX Separate Returns, any Taxes of or relating to (x) any Remainco Consolidated Return, Remainco-FOX Combined Return or Remainco Separate Return, and (y) liabilities of any member of the FOX Group for Taxes of any Person as a result of such member of the FOX Group being, or having been, on or before the Distribution Date, a member of a consolidated or combined group of which Remainco was the parent under Regulations section 1.1502-6(a) or any similar provision of state, local or foreign Tax law; and

(ii)      Remainco’s share of any Hook Stock Tax pursuant to Section 3.02.

Section 4.02.    Treatment of Indemnity Payments. Except to the extent otherwise required by applicable Tax law, any payment under Section 3.01, Section 4.01 or Section 5.01 shall be treated, for all Tax purposes, as either a contribution by Remainco to FOX or a distribution by FOX to Remainco, as the case may be, occurring immediately prior to the Distribution Date.

Section 4.03.    Timing of Indemnity Payments. To the extent that one Party (the “Indemnifying Party”) has an indemnification obligation to another Party (the “Indemnitee”), the Indemnitee shall provide the Indemnifying Party with a written claim that includes its calculation of the amount of such indemnification payment. Such calculation shall provide sufficient detail to permit the Indemnifying Party to reasonably understand the calculations. The Indemnifying Party shall make the required payment to the Indemnitee within thirty (30) Business Days of receipt of such claim, but in no event more than five (5) Business Days prior to the due date of the related payment of Taxes to the relevant Taxing Authority (including extensions), unless explicitly provided otherwise in this Agreement. Any Party making an indemnification payment under this Agreement shall have the right to reduce any such payment by any amounts owed to it by the other Party under this Agreement, provided such amounts are established by written claim and the processes required herein.

ARTICLE 5
REFUNDS, AUDITS, CONTROVERSIES, ADJUSTMENTS

Section 5.01.    Refunds.  Remainco shall have the right to any Refunds, and any interest thereon, in respect of any Tax that is the responsibility of Remainco under this Agreement, and FOX shall promptly pay over to Remainco any Refund to which Remainco is entitled pursuant to this Section 5.01 that is received by a member of the FOX Group. FOX shall have the right to any Refund, and any interest thereon, in respect of any Tax that is the responsibility of FOX under this Agreement, and Remainco shall promptly pay over to FOX any Refund to which FOX is entitled pursuant to this Section 5.01 that is received by a member of the Remainco Group.  If a Party pays any amount over to another Party pursuant to this Section 5.01 and the Refund to which such amount relates is subsequently disallowed, such other Group shall repay such amount to such Party on an After-Tax Basis together with any interest or penalties due thereon.

Section 5.02.    Notification. FOX shall promptly forward any written notice of deficiency, claim or adjustment or any other written communication that any member of the FOX Group receives from a Taxing Authority to Remainco if such notice or communication may relate to any Tax for which Remainco may be responsible under Section 4.01(b). Remainco shall promptly forward any written notice of deficiency, claim or adjustment or any other written communication that any member of the Remainco Group receives from a Taxing Authority to FOX if such notice or communication may relate to any Tax for which FOX may be  responsible under Section 4.01(a). A failure of Remainco on the one hand, or FOX, on the other, to comply with this Section 5.02 shall not relieve the other Party of its indemnification obligation hereunder, except to the extent that such failure materially prejudices the ability of the other Party to contest the liability for the relevant Tax or increases the amount of such liability.

Section 5.03.    Contests.

(a)    Remainco Tax Returns. Remainco shall have exclusive responsibility and control of the conduct of any Tax Proceeding with respect to Taxes that are the responsibility of Remainco pursuant to this Agreement and of any Refund claims with respect thereto, including, for the avoidance of doubt, any Transaction Taxes; provided, that Remainco shall not compromise or settle any Tax Proceeding affecting the Allocation Statement pursuant to Section 2.04 without the prior written consent of FOX, which consent shall not be unreasonably withheld or delayed. FOX shall assist and cooperate with Remainco as requested by Remainco during the course of any Tax Proceedings described in this paragraph (a).

(b)    FOX Separate Returns. FOX shall have exclusive responsibility and control of the conduct of any Tax Proceeding with respect to Taxes that are the responsibility of FOX pursuant to this Agreement and of any Refund claims with respect thereto. Remainco shall assist and cooperate with FOX as requested by FOX during the course of any Tax Proceedings described in this paragraph (b).

(c)    Hook Stock Tax Contests. Notwithstanding Section 5.03(a) and (b), and subject to Section 5.03(d), Disney shall have exclusive responsibility and control of the conduct of any Tax Proceeding arising as a result of any Hook Stock Tax (such Tax Proceedings, “Hook Stock Tax Contests”), including the sole right to (i) choose the counsel and the forum, (ii) decide whether to challenge any Hook Stock Tax assessed by a relevant Taxing Authority or pay such assessment and sue for a Refund (in which case FOX shall be required to pay its share of such Hook Stock Tax pursuant to Section 3.02) and (iii) pursue or forego appeals.

(d)    FOX Participation in Hook Stock Tax Contests.

(i)      If the Hook Stock Legal Comfort Closing Condition has been satisfied or waived as described in Section 3.02(b), (c), or (d), then FOX shall have the right to participate, with counsel of its own choosing, in any Hook Stock Tax Contest (a “FOX Hook Stock Tax Contest”). In the event that Disney or any affiliate of Disney receives notice, whether orally or in writing, of any pending or threatened FOX Hook Stock Tax Contest, Disney shall notify FOX in writing within ten (10) days of the receipt thereof. Disney shall regularly keep FOX informed of the status of any FOX Hook Stock Tax Contest and promptly provide copies of any correspondence received from any Taxing Authority during the conduct of a FOX Hook Stock Tax Contest. FOX shall have the right to participate in any communications or meetings with the relevant Taxing Authority for any FOX Hook Stock Tax Contest. Disney shall consult with FOX and offer FOX a reasonable opportunity to comment before submitting any written submissions to the relevant Taxing Authority with respect to any FOX Hook Stock Tax Contest. For any communication, meeting, correspondence or written submission described in either of the preceding two sentences, Disney shall give FOX sufficient advance notice to provide FOX with a meaningful participation right. Disney shall defend such FOX Hook Stock Tax Contest diligently and in good faith and shall not compromise or settle such FOX Hook Stock Tax Contest in exchange for relief with regard to any unrelated issue. Except as otherwise provided in clause (ii) below, Disney shall not settle, compromise or abandon such FOX Hook Stock Tax Contest without obtaining the prior written consent of FOX, which consent shall not be unreasonably withheld, conditioned or delayed.

(ii)      If the Hook Stock Legal Comfort Closing Condition is satisfied or waived as described in Section 3.02(b) or (d), Disney will not settle, compromise or abandon a

FOX Hook Stock Tax Contest that would require a payment of more than $750,000,000 of Hook Stock Tax without FOX’s consent, which may be provided or withheld in FOX’s sole discretion.

(iii)     Each Party shall bear its own fees, expenses and costs in connection with any FOX Hook Stock Tax Contest.

(e)    Notification. If any Party is subject to an adjustment of Tax that affects any item of another Group (including, for the avoidance of doubt, an adjustment to the Transaction Tax that affects the basis of FOX Group assets pursuant to the Section 336(e) Elections), such Party shall promptly notify the other Party in accordance with this Section 5.03.

(f)    Multistate Audits. In the case of any Tax Proceeding before the Multistate Tax Commission with respect to both Taxes that are the responsibility of Remainco and Taxes that are the responsibility of FOX, the Parties shall cooperate to achieve, to the extent practicable, the division of responsibility and control (subject to the requirement to assist and cooperate from the other Party) described in paragraphs (a) and (b) above.  To the extent not so practicable, the Parties shall jointly control such Tax Proceeding, and shall each bear their own fees, expenses and costs in connection with such Tax Proceeding.

ARTICLE 6
INFORMATION AND COOPERATION; BOOKS AND RECORDS

Section 6.01.    FOX Tax Information.

(a)    General. Each Party shall deliver to the other Party, as soon as practicable, such information and data as the other Party may reasonably request, and shall make available (at mutually convenient times and locations) such knowledgeable employees and shall permit (including by signing customary access letters and similar forms) the other Party to have reasonable access to such agents and advisors (including accounting firms and legal counsel), in each case, as the other Party may reasonably request in order to enable the other Party (i) to complete and timely file all Tax Returns that may be required to be filed, (ii) to respond to, prosecute or defend any Tax Proceeding and (iii) to otherwise enable the other Party to satisfy its accounting and Tax requirements, in each case, with respect to the activities of any member of the FOX Group. The information and data required to be provided pursuant to this Section 6.01(a) shall include such information and data as are required by each Party’s customary internal Tax and accounting procedures (including applicable statutory audited financial statements processes). For the avoidance of doubt, Section 6.05 (and not Section 6.01) shall govern the provision of Tax Returns by Remainco to FOX.

(b)    FOX Tax Package. Without limiting the generality of Section 6.01(a), the FOX Group shall provide to Remainco in a format reasonably determined by Remainco all information and data reasonably requested by Remainco as necessary to prepare any Remainco Consolidated Return, any Remainco‑FOX Combined Return, and any Remainco Separate Return that includes FOX Assets or FOX Businesses (each, a “Tax Package”). Each Tax Package shall not be limited to but shall include, in each case to the extent such reports relate to items of a member of the FOX Group, (i) applicable Schedules K-1 for any partnership investments, (ii)

any foreign tax receipts in the possession of the FOX Group or other documents in the possession of the FOX Group supporting any foreign tax credits claimed, including secondary documentation described in Section 1.905-2 of the Regulations where primary documentation in the form of receipts is not available (provided, however, that the FOX Group will use its reasonable best efforts to obtain any such receipts or documents that are not in its possession from the Person or Persons possessing such receipts or documents, including by invoking any cooperation or similar clauses in agreements entered into with counterparties) and (iii) fully completed information reports required to be included with any Remainco Consolidated Return, any Remainco‑FOX Combined Return, and any Remainco Separate Return, including without limitation: (A) IRS Form 5471, Form 5472 (if applicable), Form 5713, Form 8858, Form 8865, Form 8975 (including tables 1-3 and any applicable Schedule A), Form 8621 and Form 926, (B) Schedule N as it relates to FOX Assets or FOX Businesses and (C) any statements required to be attached to the applicable Tax Return. Each Tax Package shall be prepared on a basis consistent with current practices of the Remainco Consolidated Group, the relevant Remainco-FOX Combined Return and the relevant Remainco Separate Return to which the Tax Package relates. FOX shall furnish to Remainco the Tax Package for the relevant Remainco Consolidated Return, Remainco-FOX Combined Return or Remainco Separate Return in respect of a taxable year no later than one hundred twenty (120) days after the close of the relevant taxable year or, in the case of a short taxable year, no more than one hundred twenty (120) days after Remainco requests FOX to complete such Tax Package. FOX shall also furnish Remainco work papers and other such information, data and documentation as is reasonably requested by Remainco for Tax preparation purposes with respect to any member of the FOX Group.

Section 6.02.   Disney Tax Planning. FOX shall deliver to Disney, as soon as practicable, such information and data as Disney may reasonably request, shall make reasonably available (at mutually convenient times and locations) such knowledgeable employees of FOX and shall permit (including by signing customary access letters and similar forms) Disney, at Disney’s cost, reasonable access to such agents and advisors of FOX (including accounting firms and legal counsel), in each case, as Disney may reasonably request in order to enable Disney to engage in Tax planning, but only to the extent such Tax planning is affected by actions that were taken by the Remainco Existing Group in any taxable periods beginning before the Distribution Date. Notwithstanding anything to the contrary herein, nothing in this Agreement shall restrict Remainco’s access to any agents or advisors of FOX that Remainco or any member of the Remainco Group engaged prior to the Distribution Date.

Section 6.03.   Record Retention. Each of FOX and Remainco (and their respective Subsidiaries) shall retain all books, records, documentation or other information and data relied on or otherwise used in the preparation of any Remainco Consolidated Return, Remainco-FOX Combined Return or Remainco Separate Return reflecting FOX Assets or FOX Businesses for taxable periods beginning before the Distribution Date until the later of the six-year anniversary of the filing of the relevant Tax Return or the expiration of the relevant statute of limitations (including, in each case, any extension thereof). Upon the expiration of the relevant period, the foregoing information may be destroyed or disposed of; provided, however, that (i) the Party retaining the documentation or other information provides sixty (60) days prior written notice to the other Party describing, in reasonable detail, the documentation to be destroyed or disposed of and (ii) such other Party agrees in writing to such destruction or disposal. If a Party objects to the proposed destruction or disposal, then the other Party shall promptly deliver such materials to the objecting Party in such format as the objecting Party shall reasonably request or continue to retain such materials, in either case at the expense of the objecting Party.

Section 6.04.    Cooperation. The Parties shall reasonably cooperate with one another in a timely manner with respect to any matter arising under this Agreement and shall take any actions that may be necessary or reasonably helpful to accomplish the provisions of this Agreement, including (i) explaining any documents, information and data provided under this Agreement, (ii) participating in any Tax Proceeding, (iii) filing or amending any Tax Return, (iv) filing a claim for a Refund, (v) procuring any Tax opinion or private letter ruling and (vi) executing any documents that may be necessary or reasonably helpful in connection with the foregoing. The Parties shall perform all actions required or permitted under this Agreement in good faith. If one Party requests the cooperation of the other Party, the requesting Party shall reimburse the other Party for all reasonable out-of-pocket costs and expenses incurred by the other Party in complying with the requesting Party’s request; provided that the other Party shall provide the requesting Party with a written notice and estimate of out-of-pocket costs or expenses prior to incurring any out-of-pocket costs or expenses.

Section 6.05.    Copies of Tax Returns and Related Workpapers.

(a)    In connection with the Separation, FOX has used commercially reasonable efforts to take copies of the relevant portions of any and all FOX Returns that were filed on or prior to the Distribution.

(b)    Remainco shall furnish to FOX copies of the relevant portions of any and all FOX Returns that were filed after the Distribution and shall do so within sixty (60) days following the due date of the applicable Tax Return (taking into account any applicable extensions).

(c)    If requested by FOX in writing, Remainco shall furnish to FOX copies of the relevant portions of any FOX Returns that were filed on or prior to the Distribution and shall do so as soon as practicable (taking into account the nature and extent of the request, including the number of requested items and the periods to which they relate); provided, however, that such writing must identify with reasonable specificity the Tax Returns being requested.  If FOX makes a request pursuant to this Section 6.05(c), FOX shall reimburse Remainco for all reasonable, out-of-pocket, third-party costs and expenses incurred by Remainco in complying with FOX’s request.

(d)    For purposes of this Section 6.05, the term “FOX Returns” means Tax Returns of, or that include, any member of the FOX Group and that are for taxable periods (or portions thereof) ending on or prior to the Distribution, together with any related workpapers.

Section 6.06.    Confidentiality of Information. Any information or data obtained under this Article 6 shall be kept confidential, except as otherwise reasonably may be necessary in connection with the filing of Tax Returns, submitting any claims for Refund, conducting any Tax Proceeding, obtaining any Tax opinion or private letter ruling or exercising rights under this Agreement.

Section 6.07.    Privileged Information.

(a)    In General. The Parties recognize that legal and other professional services that have been and will be provided prior to the Distribution have been and will be rendered for the mutual benefit of the members of the Remainco Group and the FOX Group, and that when such services are provided for their mutual benefit, all of the members of the Remainco Group and the FOX Group should be deemed to be the client with respect to such pre-Distribution services for the purposes of asserting all privileges which may be asserted under applicable law, and that each of the FOX Group and the Remainco Group has obtained Privileged Information prior to the Distribution.

(b)    Assertion or Waiver. With respect to Privileged Information obtained prior to the Distribution, the Parties agree that from and after the Distribution:

(i)      Remainco shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with Privileged Information which relates to Taxes for which Remainco may be liable (whether or not the Privileged Information is in the possession or under the control of Remainco or FOX) pursuant to this Agreement; and

(ii)     FOX shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with Privileged Information which relates to Taxes for which FOX may be liable (whether or not the Privileged Information is in the possession or under the control of Remainco or FOX) pursuant to this Agreement, except to the extent that such Privileged Information is also described in the preceding clause.

(c)    Disputes. If the Parties do not agree as to whether certain information, data or other material is Privileged Information, then such information, data or other material shall be treated as Privileged Information, and the Party that believes that such information, data or other material is Privileged Information shall be entitled to control the assertion or waiver of all privileges and immunities in connection with any such information, data or other material until such time as it is finally judicially determined that such information, data or other material is not Privileged Information or unless the Parties otherwise agree.

(d)    Notice. From and after the Distribution, upon receipt by any Party of any subpoena, discovery or other request which arguably calls for the production or disclosure of information, data or other material as to which another Party has the sole right hereunder to assert a privilege, such Party shall promptly notify the other Party of the existence of the request and shall provide the other Party a reasonable opportunity to review the information, data or other material and to assert any rights it may have under this Section 6.07.

Section 6.08.    Disney Returns. Notwithstanding anything to the contrary herein, in no event shall the Disney Group be required to share the Tax Returns of any of its members, other than Tax Returns for taxable periods that end on or prior to the Distribution Date and that include Remainco or a Subsidiary that was a Subsidiary of Remainco immediately before the Distribution.

ARTICLE 7
GENERAL PROVISIONS

Section 7.01.    No Duplication of Payment. Notwithstanding anything to the contrary herein, nothing in this Agreement shall require a Party hereto to make any payment attributable to any indemnification for Taxes or payment of Taxes hereunder for which payment has previously been made by such Party hereunder.

Section 7.02.    Interest. Any payments required pursuant to this Agreement which are not made within the time period specified in this Agreement shall bear interest for the period the amount remains unpaid at a rate equal to the rate specified in Section 6621(c) of the Code.

Section 7.03.   Termination. This Agreement shall remain in force and be binding so long as the applicable period for assessments or collections of Tax (including extensions) remains unexpired for any Taxes contemplated by, or indemnified against in, this Agreement.

Section 7.04.    Effectiveness. The effectiveness of this Agreement and the obligations and rights created hereunder are subject to and conditioned upon the completion of the Distribution pursuant to the terms of the Separation Agreement.

Section 7.05.    Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by email of a PDF document if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, (b) when delivered, if delivered personally to the intended recipient, and (c) one Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a Party at the address for such Party set forth on a schedule to be delivered by each Party to the other Party at least five (5) Business Days prior to the Distribution or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

Section 7.06.    Complete Agreement; Construction. This Agreement is intended to provide rights, obligations and covenants in respect of Taxes and shall supersede all prior agreements and undertakings, both written and oral, between members of the Remainco Group, the FOX Group, and/or the Disney Group with respect to the subject matter hereof and thereof.  In particular, for the avoidance of doubt, all such prior agreements and undertakings (including tax sharing, indemnification and other agreements relating to Taxes) between members of the Remainco Group and the FOX Group (other than this Agreement, the Separation Agreement and the other Ancillary Agreements) shall be or shall have been terminated no later than the Distribution Date.

Section 7.07.    Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties hereto and delivered to the other Parties hereto.

Section 7.08.    Waiver.

(a)    Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective (and, at or prior to the Distribution with respect to waivers by Remainco, Disney).

(b)    No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law. Any waiver pursuant to this Section 7.08 shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of another term or condition of this Agreement.

Section 7.09.    Amendments. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, Remainco, FOX, and Disney, or (b) by a waiver in accordance with Section 7.08.

Section 7.10.   Successors and Assigns. The provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by Remainco, FOX, and Disney, and their respective successors and permitted assigns. This Agreement cannot be assigned by FOX without the consent of Remainco, or by Remainco or Disney without the consent of FOX.

Section 7.11.    Subsidiaries. Remainco, FOX, and Disney shall each cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party (including predecessors and successors) or by any entity that becomes a Subsidiary of such Party on or after the Distribution Date.

Section 7.12.    Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of Remainco, FOX, Disney, and their respective Subsidiaries, and nothing herein, express or implied, is intended to or shall confer upon any third parties any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.13.    Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.14.    Specific Performance. Remainco, FOX and Disney agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 7.15.    Governing Law. This Agreement and any dispute arising out of, in connection with or relating to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

Section 7.16.   Arbitration. Any conflict or disagreement arising out of the interpretation, implementation, or compliance with the provisions of this Agreement shall be finally settled pursuant to the provisions of Section 10.11 (Dispute Resolution) of the Separation Agreement, which provisions are incorporated herein by reference.

Section 7.17.    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of FOX Contribution and the Distribution is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, Remainco, FOX, and Disney shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the FOX Contribution and the Distribution contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.18.   Costs and Expenses. Unless specifically provided herein, each Party agrees to pay its own costs and expenses resulting from the fulfillment of its respective obligations hereunder.

Section 7.19.   Coordination with Separation Agreement. Except as explicitly set forth in the Separation Agreement, this Agreement shall be the exclusive agreement among the Parties with respect to all Tax matters, including indemnification in respect of Tax matters. The Parties agree that this Agreement shall take precedence over any and all agreements among the Parties with respect to Tax matters.

IN WITNESS WHEREOF, Remainco, FOX, and Disney have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TWENTY-FIRST CENTURY FOX, INC.

By:	/s/ Janet Nova
Name: Janet Nova
Title: Executive Vice President and Deputy General Counsel

FOX CORPORATION

By:	/s/ John Nallen
Name: John Nallen
Title: Chief Operating Officer

THE WALT DISNEY COMPANY

By:	/s/ James Kapenstein
Name: James Kapenstein
Title: Associate General Counsel